June 14, 2006

Via U.S. Mail and Facsimile

Raymond J. Milchovich
Chief Executive Officer
Foster Wheeler Ltd.
Perryville Corporate Park
Service Road EST 173
Clinton, New Jersey 08809-4000



RE:		Foster Wheeler Ltd.
		Form 10-K for the fiscal year ended December 30, 2005
		File No. 1-31305

Dear Mr. Milchovich:

      We have limited our review of your Form 10-K for the fiscal year ended December 30, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that in Exhibit 21 to your 10-K for the fiscal year ended
December 30, 2005, your list of "Significant, Wholly Owned Subsidiaries" includes Foster Wheeler Adibi Engineering in Iran. We also note a news report that cites information that your U.K. subsidiary, Foster Wheeler Energy Limited, is involved in a number of projects in Iran, and states that the New York City Comptroller announced in December 2005 that the New York City Pension Funds withdrew a shareholder resolution filed with you asking for a report on your ties to Iran, after you agreed to sever connections with Iran. In light of the fact that Iran has been identified by the U.S.
State Department as a state sponsor of terrorism, and is subject to
U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other affiliated entities, joint ventures, or other direct or indirect arrangements. Advise us whether any products or services you have provided directly or indirectly to Iran have been put to military application, and describe any military use of which you are aware. Advise us whether the report that you will sever connections with Iran is correct. Advise us also of the terms and timing of any planned exit from activities in, and other contacts with, Iran.
2. Discuss for us the materiality to you of your contacts with Iran, and whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note, in addition to the actions of the New York City Pension Funds, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that operate in Iran.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Pamela Long
		Division of Corporation Finance
Raymond J. Milchovich
Foster Wheeler Ltd.
June 14, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE